BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                             A Publicly Held Company

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF MARCH 24, 2003

               On March 24, 2003 at 3:00 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., meeting at its head office with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, unanimously decided to establish the following system of monthly stockholder payments of interest on capital to be adopted by the company:

a)    CALCULATION BASIS

      - pursuant to article 205 of Law 6,404/76, the monthly payment of interest on capital will be calculated on the basis of the stockholding position for the last business day of the previous month;

b)    PAYMENT DATE

      - in monthly anticipation of the mandatory dividend, the payments will be effected on the first business day of the following month to the credit of the account in accordance with details furnished by the stockholder;

c)    MONTHLY VALUE

      - R$ 0.13 (thirteen centavos of one Real) per thousand shares, with the retention of 15% income tax at source, resulting in net interest of R$
         0.1105 per thousand shares, except where stockholders are already certified as not being subject to or are exempt from such income tax, as from the interest payment date of May 2, 2003, and calculated according to the stockholding position of March 3, 2003.

               Having concluded all the items on the agenda, the Chairman determined the transcription of these minutes, which having been read and approved, were signed by all and the meeting declared closed. Sao Paulo-SP, March 24, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairman; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                  ORIGINAL TRANSCRIBED IN THE MINUTES REGISTER.
                          Sao Paulo-SP, March 24, 2003.


                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director